UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                DECEMBER 15, 2004

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

================================================================================

This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on September 14, 2004

CRUCELL  GRANTS  IAVI  EXCLUSIVE  LICENSE TO USE  ADVAC(R)  TECHNOLOGY  FOR AIDS
VACCINE

LEIDEN, THE NETHERLANDS, SEPTEMBER 14, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL AND THE INTERNATIONAL AIDS VACCINE INITIATIVE (IAVI) HAVE SIGNED AN EXCLUSIVE LICENSE AGREEMENT TO DEVELOP AN AIDS VACCINE BASED ON CRUCELL'S ADVAC(R) TECHNOLOGY. CRUCELL EXPECTS TO RECEIVE DEVELOPMENT FUNDING AND SUBSTANTIAL UPFRONT, ANNUAL AND MILESTONE PAYMENTS, AS WELL AS ROYALTIES ON FUTURE HIV VACCINE SALES. FURTHER FINANCIAL DETAILS WERE NOT DISCLOSED.

The AdVac(R) vectors, adenovirus serotypes 11 and 35, have shown promising results as vectors for AIDS vaccines in a series of studies by Crucell in collaboration with Harvard Medical School. AdVac(R) technology is also being applied by Crucell in the production of a malaria vaccine in collaboration with GlaxoSmithKline, Walter Reed Army Institute of Research and the National Institute of Allergy and Infectious Diseases of the NIH, as well as a TB vaccine in collaboration with the Aeras Global TB Vaccine Foundation.

"As part of IAVI's continuing effort to expand and improve the development pipeline, we are pleased to work with Crucell in applying their critical technology to help advance the development of an AIDS vaccine," said Emilio Emini, IAVI's Senior Vice President, Vaccine Development.

 "This agreement confirms the value of AdVac(R) technology for the development of vaccines," said Jaap Goudsmit, Crucell's Chief Scientific Officer. "We are proud to be able to contribute to the fight against HIV and are confident that by adding this agreement to the PER.C6(R)-based HIV vaccine candidate of Merck, our technologies are now supporting two of the programs best positioned to bring an AIDS vaccine to the market."

According to the World Health Organization, almost 5 million people became newly infected with HIV in 2003 - the greatest number in any one year since the beginning of the epidemic. Globally, it is estimated that 38 million people are now living with HIV. More than 20 million people have died of AIDS since the first cases were identified in 1981.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

ABOUT IAVI

IAVI is a global not-for-profit organization working to accelerate the development of a vaccine to prevent HIV infection and AIDS. Founded in 1996 and operational in 23 countries, IAVI and its network of collaborators research and develop vaccine candidates. IAVI also works to ensure that a vaccine will be accessible to everyone who needs it. IAVI's major financial supporters include the Bill & Melinda Gates Foundation; the Rockefeller, Sloan and Starr
foundations; the World Bank; BD (Becton, Dickinson & Co.); the European Union; and the governments of Canada, Denmark, Ireland, the Netherlands, Norway, Sweden, the United Kingdom and the United States. For more information, please visit www.iavi.org.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


For further information please contact:

Crucell N.V.
Elizabeth Goodwin

Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733

tredington@redingtoninc.com

IAVI

Ellena Friedman
Vice President of Communications
Tel: +1-212-847-1090
efriedman@iavi.org

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   DECEMBER 15, 2004                            /s/ ELIZABETH GOODWIN
------------------------               -----------------------------------------
        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications